[address]

3rd February, 2016

Paul Auvil III, Chairman
Quantum Corp
224 Airport Parkway, suite 300
San Jose, CA 95110

Dear Paul,

Following our conversation and my subsequent discussion with the Board this afternoon, I would like to confirm my resignation from the Board of Quantum Corp effective today.

As I mentioned to you and the Board, I am resigning due to my belief in business strategies that are different from those of management and a majority of the Board members, and the practical reality that my own views will not prevail.

On a personal level, I have enjoyed working with you and the Quantum team, despite our differences on business issues.

I wish you and Quantum the very best of success going forward.

Sincerely,

/s/ Philip Black

Philip Black